                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                        Commission file number 333-57421

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         FIDELITY NATIONAL CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Fidelity National Corporation
                         3490 Piedmont Road, Suite 1550
                             Atlanta, Georgia 30305

                              REQUIRED INFORMATION


         The financial statements and schedule for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.

         The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Fidelity National Corporation Tax Deferred 401(k) Savings Plan
Year ended December 31, 2000 and as of December 31, 1999 with Report of Independent Auditors

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

             Audited Financial Statements and Supplemental Schedule


            Year ended December 31, 2000 and as of December 31, 1999


                                    CONTENTS

Report of Independent Auditors........................................................    l

Audited Financial Statements

Statements of Net Assets Available for Benefits.......................................    2
Statement of Changes in Net Assets Available for Benefits.............................    3
Notes to Financial Statements.........................................................    4

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)......................    9

                         Report of Independent Auditors


The Plan Administrator
Fidelity National Corporation Tax
   Deferred 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fidelity National Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                      /s/ Ernst & Young LLP

June 15, 2001

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits

                                                  DECEMBER 31,
                                             2000             1999
                                         ----------------------------
ASSETS
Cash                                     $       --        $    3,378
Investments, at fair value                5,740,969         5,834,424
                                         ----------------------------
                                          5,740,969         5,837,802
Receivables:
  Contributions receivable                    3,084            30,193
  Dividends receivable                           --           239,745
  Interest receivable                            --             1,803
  Other receivable                               --             8,791
                                         ----------------------------
                                              3,084           280,532
                                         ----------------------------
Total assets                              5,744,053         6,118,334

LIABILITIES
Refundable contributions                     45,292            32,244
                                         ----------------------------

Net assets available for benefits        $5,698,761        $6,086,090
                                         ============================

See accompanying notes.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions to net assets attributed to:
   Investment Results:
     Interest and dividends                                               $   425,775
     Net depreciation in fair value of investments                         (1,318,928)
                                                                          -----------
                                                                             (893,153)

   Participant contributions                                                  836,688
   Employer contributions (net of applied forfeitures of 15,485)              166,609
                                                                          -----------
Total additions                                                               110,144

Deductions from net assets attributed to:
   Distributions to participants                                             (497,473)
                                                                          -----------
Total deductions                                                             (497,473)
                                                                          -----------

Decrease in net assets                                                       (387,329)

Net assets available for benefits, beginning of year                        6,086,090
                                                                          -----------
Net assets available for benefits, end of year                            $ 5,698,761
                                                                          ===========

See accompanying notes.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 2000


1. DESCRIPTION OF PLAN

The following description of Fidelity National Corporation Tax Deferred 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan for the benefit of the employees of Fidelity National Corporation (the "Company" or the "Parent"), Fidelity National Bank ("FNB" or the "Bank"), and Fidelity National Capital Investors, Inc. (collectively referred to as the "Companies"). Effective January 1, 2000, the Company adopted a new plan and appointed a new trustee; however, the new plan is not substantially different from the old plan. Under the Plan, all employees of the Companies who have attained age 21, completed one year of service and completed 1,000 hours of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

CONTRIBUTIONS

Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 15% of their aggregate compensation.

The Companies make a matching contribution at a rate of 50% of the first 2% and 25% of the next 4%, of each participant's aggregate compensation contributed to the Plan subject to limitations as set forth in the Plan provisions. In addition, the Companies may make discretionary contributions to the Plan for participants on the last day of the Plan's fiscal year. The Companies' discretionary contributions are allocated based on a participant's proportionate share of the total compensation paid during the plan year to all participants in the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, investment earnings/losses thereon, and each participant's interest in the Companies' matching and any discretionary contributions.

VESTING

Participants are immediately 100% vested in their contributions plus actual investment earnings/losses thereon. Participants are vested in the Companies' regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) after one year of service and accordingly, are fully vested after six years of service. Forfeitures are used to reduce employer contributions during the Plan year in which the forfeiture occurs.

DISTRIBUTIONS

Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of an annuity, a lump sum, installments or a combination of a lump sum and installments.

ADMINISTRATIVE EXPENSES

The Company pays certain administrative costs associated with the operation of the Plan.

PARTICIPANT LOANS

Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

The Plan's investments are stated at fair value. Investments in mutual funds and Fidelity National Corporation common stock are valued based on the quoted market price on the last business day of the year. Securities transactions are accounted for on the trade date. Loans are valued at fair value, which is approximated by cost.

INCOME RECOGNITION

Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. FEDERAL INCOME TAX STATUS

The Plan is currently in the process of applying for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

4. PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                   NET REALIZED AND
                                                                      UNREALIZED
                                                                     APPRECIATION
                                                                   (DEPRECIATION)IN
                                                                     FAIR VALUE OF
                                                                     INVESTMENTS
                                                                   ----------------
       Common Stock:
       Fidelity National Corporation Common Stock                     $  (433,745)

       Mutual Funds:
       American Funds Mutual Fund                                        (106,695)
       Fidelity Investments Mutual Funds                                   50,964
       Fidelity National Bank Retirement Investment Fund                  (86,549)
       MFS Mutual Fund                                                    (77,716)
       PIMCO Mutual Fund                                                    4,061
       Prudential Mutual Funds                                           (669,248)
                                                                      -----------
       Total                                                          $(1,318,928)
                                                                      ===========

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:


                                                                        DECEMBER 31,
                                                                  2000              1999
                                                               ----------------------------
EuroPacific American Fund                                      $  347,319                --
Fidelity Contra Fund                                                   --        $1,441,989
Franklin Qualified Fund                                                --           459,309
Fidelity National Bank Retirement Investment Fund                      --         2,412,470
Fidelity National Corporation Common Stock                        836,912           896,722
MFS Mid-Cap Fund                                                  746,835                --
Prudential Money Market Fund                                    1,647,148                --
Prudential Stock Index Fund                                       379,985                --
Prudential Jennison Growth Fund                                 1,457,359                --

Effective January 1, 2000 and April 8, 2000, Prudential Investments became trustee and recordkeeper of the Plan, respectively.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2000 and 1999, the Plan held 165,398 and 118,567 shares of Fidelity National Corporation Common Stock, respectively. The fair value of this stock at December 31, 2000 and 1999 was $836,912 and $896,722, respectively. During 2000 and 1999, the Plan received $24,743 and $18,539 in dividends on Fidelity National Corporation Common Stock, respectively.

                              Supplemental Schedule

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                                 EIN: 58-1174938
                                 Plan Number 001
                              Schedule H, Line 4(i)

                    Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                                                                                  (E)
                        (B)                                       (C)                           CURRENT
(A)              IDENTITY OF ISSUE                     DESCRIPTION OF INVESTMENT                 VALUE
-----------------------------------------------------------------------------------------------------------
*       Prudential Investments               Active Balanced Fund                            $      21,421

*       Prudential Investments               Small Company Stock                                    15,292

*       Prudential Investments               Prudential Stock Index Fund                           379,985

*       Prudential Investments               Jennison Growth Fund                                1,457,359

        MFS Investments                      Mid-Cap Fund                                          746,835

        PIMCO Investments                    Total Return Fund                                     123,283

        American Funds Group                 EuroPacific Growth Fund                               347,319

        Fidelity Investments                 Advisory Growth and Income Fund                       147,038

*      Fidelity National Corporation         Common Stock                                          836,912

*       Prudential Investments               Money Market Account                                1,647,148

        Participant Loans                    Interest rates ranging from 9% to 9.25%, due           18,377
                                                no later than 2003
                                                                                              ------------
                                                                                              $  5,740,969
                                                                                              ============

*The above identified parties represent parties-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed at December 31, 2000.

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  FIDELITY NATIONAL CORPORATION
                                  TAX DEFERRED 401(k) SAVINGS PLAN


                                  By: /s/  Howard M. Griffith, Jr.
                                      ---------------------------------------
                                      Howard M. Griffith, Jr.
                                      Chief Financial Officer
                                      Fidelity National Corporation
                                      Plan Sponsor)



Date:  June 28, 2001.

                                    Exhibits

         Exhibit 23                             Consent of Independent Auditors